Exhibit 1.1

August 29, 2013

CONFIDENTIAL

Dataram Corporation
P.O. Box 7528

Princeton, New Jersey 08543-7528

Attention:      John H. Freeman, President and Chief Executive Officer

Re:       Dataram Corporation’s engagement of TriPoint Global Equities, LLC

Dear Mr. Freeman:

This letter agreement (“Agreement”) confirms the engagement of TriPoint Global Equities, LLC (“TGE”) by Dataram Corporation (the “Company”) as placement agent to arrange, on a best efforts basis (subject to the terms herein), a transaction, including but not limited to an equity financing or equity linked financing, including but not limited to a convertible debt financing, on behalf of the Company on terms agreed to by both TGE and the Company (such transaction, a “Transaction” or the “Transactions”). A Transaction may occur through a private placement (a “PIPE”) pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) and/or through the sale of securities of the Company registered pursuant to a shelf registration statement on Form S-3 or similar form (a “Registered Direct Offering”); provided, however, that in the event that the Company and TGE mutually determine that the Transaction shall take the form of a Registered Direct Offering that the parties shall enter into a supplemental agreement that is mutually agreed to by both parties containing such covenants, representations and warranties of the parties as are customary for such a transaction.

1.      Retention. Subject to the terms and conditions of this Agreement, the Company hereby engages TGE to act on behalf of the Company as its placement agent during the Authorization Period (as defined below) to arrange, on a best efforts basis, a Transaction in an amount and on terms and conditions satisfactory to the Company and TGE hereby accepts such engagement. The Company understands and agrees that TGE shall not act in any capacity other than that as a placement agent, as such term is readily defined by industry standards, in connection with the Transactions contemplated hereby. TGE shall have no authority to bind the Company with respect to any prospective offer to purchase securities and the Company shall have the sole right to accept offers to purchase securities and may reject any such offer, in whole or in part.

2.      Authorization Period; Termination.

a.      TGE’s engagement shall become effective on the date hereof and, unless extended by the Company and TGE or as otherwise provided in this paragraph, shall expire three (3) months after the signing of this Agreement (the “Authorization Period”). Upon completion of the related Authorization Period, unless extended and except as otherwise indicated herein, this Agreement shall expire (the “Expiration”).

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

b.      TGE’s engagement hereunder shall be exclusive for a period of thirty (30) days from the date hereof; after which it shall be non-exclusive. During any period in which TGE is exclusively engaged hereunder, the Company agrees that it shall not, and shall not permit any of its subsidiaries or affiliates, and will cause its respective officers, directors, employees, agents and representatives not to, at any time during such period, directly or indirectly, (a) solicit, initiate or encourage submission of proposals or offers from any person relating to any proposed transaction similar to those anticipated herein, or (b) further participate in any negotiations regarding, or furnish to any other person any additional information with respect to, or otherwise further cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person other than TGE to do or seek any such transaction. If the Company violates this provision and completes a transaction, then TGE will be paid all compensation described in this Agreement.

c.      Subject to Section 9 hereto, this Agreement may be terminated: (i) by TGE, in the event that TGE has determined that a Transaction is unlikely to be executed (as described in Section 2(d) below); (ii) by either party upon ten (10) days’ prior written notice to the other party; or (iii) as mutually agreed to by both TGE and the Company, as evidenced in writing (each, a “Termination”).

d.      Notwithstanding the above, this Agreement and TGE’s obligations hereunder are conditional upon TGE, in its sole discretion, being satisfied that the probability of consummating a Transaction is likely following TGE’s preliminary due diligence on the Company, a review of the prevailing market conditions for such a Transaction and agreement upon the proposed terms for such a Transaction. In order for TGE to perform its due diligence, the Company agrees to provide such information as TGE reasonably requires regarding the Company, its financial condition and its operations.

3.      Compensation.

a.      Cash Fee for Equity. The Company shall pay TGE cash fees as set forth on Schedule B attached hereto, which schedule forms part of this Agreement. All cash fees shall be paid by wire transfer pursuant to written wiring instructions provided by TGE to the Company on the closing date of each Transaction upon the release of funds from escrow or cash receipt.

b.      Other Member Firms. In connection with a Transaction, TGE, at its own expense, shall have the right to associate itself with other members of the Financial Industry Regulatory Authority (“FINRA”) and/or agents who will share in the compensation owed solely to TGE; subject to compliance with applicable laws.

4.      Reimbursements. Regardless of whether a Transaction is consummated, the Company shall reimburse TGE for all of its reasonable out-of-pocket expenses including due diligence and costs related to travel to the Company’s facilities. The Company shall be responsible for, and shall bear, all expenses directly and necessarily incurred in connection with a Transaction, including, without limitation, the costs of preparing, printing, mailing and filing any documents to be provided to investors and all amendments and supplements thereto; registrar and transfer taxes, if any, preparing, printing, and delivering any other Information or Company Data (as defined below); blue sky fees; filing fees; as well as the fees and disbursements of TGE’s counsel in connection with blue sky matters, which counsel fees shall not exceed $15,000; and the reasonable fees and disbursements of counsel to any investor in connection with the preparation of any opinion of counsel required in connection with a Transaction, or any amendment or supplement thereto. Any expense over $1,000 shall be pre-approved by the Company. At TGE’s discretion, expenses will be billed as incurred or summarized in a final expense statement payable at the closing of any Transaction.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

5.      Representations, Warranties and Covenants of the Company. The Company represents and warrants to, and covenants with, TGE as follows:

a.       Neither the Company nor any person acting on its behalf has taken, and the Company shall not and shall not permit its affiliates to take, directly or indirectly, any action so as to cause any of the transactions contemplated by this Agreement to fail to qualify under all applicable securities laws.

b.      The Company shall take and shall cause its affiliates to take such actions as may be required to cause compliance with this Agreement. TGE acknowledges that the Company may cause its affiliates to perform any of its obligations hereunder; provided, however, that the Company’s intention to do so (or any action by the Company or TGE in respect thereof) shall not relieve the Company from its obligation to perform such obligations when due.

c.      The Company will furnish, or cause to be furnished, to TGE such reasonable information as TGE believes appropriate to its engagement hereunder (all such information, the "Information"), and the Company represents that all such Information will be accurate and complete in all material respects. The Company will promptly notify TGE of any material change in such Information. It is understood that TGE will be entitled to rely on and use the Information and other information that is publicly available without independent verification, and will not be responsible in any respect for the accuracy, completeness or reasonableness of all such Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets.

d.      It is also understood that the Company may make available to offerees of any securities additional material, data or other information relating to the Company (“Company Data”). The Company recognizes and confirms that (a) in performing the services contemplated by this Agreement, TGE will use and rely primarily on the Information, the offering memorandum and the Company Data made available to TGE and on other information available from generally recognized public sources without having independently verified the same; (b) the Information, the offering memorandum and the Company Data are the sole responsibility of the Company, and TGE does not assume any responsibility for the accuracy or completeness of the Information, the offering memorandum or the Company Data, and will not undertake to verify independently any of their accuracy or completeness. Notwithstanding the foregoing, TGE assumes responsibility for the accuracy or completeness of information about itself provided to the Company for use in connection with a Transaction.

e.      The Company represents that none of the Company, its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failing to comply with Section 503 of Regulation D.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

f.      The Company hereby represents and warrants to TGE that (i) the Company has full right and authority to enter into this Agreement and to perform its obligations hereunder, and (ii) the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder will not conflict with or breach any agreement, order or decree to which the Company is a party or by which the Company is bound.

6.       Representations, Warranties and Covenants of TGE. TGE represents and warrants to, and covenants with, the Company as follows:

a.      None of TGE, its affiliates or any person acting on behalf of TGE or any of such affiliates has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) with respect to the securities contemplated herein.

b.       TGE will use its best efforts to conduct the offering and sale of securities.

c.       TGE will send materials related to the Transactions only to persons that TGE reasonably believes are “accredited investors” (as defined under Rule 501(a) of the Securities Act).

d.      TGE agrees that, except as otherwise required by law, regulation or court order or as contemplated by its engagement hereunder, the non-public information furnished to TGE by the Company shall be held by TGE as confidential.

e.      TGE agrees to disclose in the offering documents presented to its investors its fees.

f.      As of the date of this Agreement, TGE is a member, in good standing, with FINRA.

7.      Indemnification. The Company agrees to indemnify TGE in accordance with the terms set out in Schedule A to this Agreement, which Schedule forms part of this Agreement and the consideration for which is the entering into of this Agreement. Such indemnity (“Indemnity”) will be in addition to, and not in substitution for, any liability which the Company or any other person may have to TGE or other persons indemnified pursuant to an indemnity apart from the Indemnity.

8.      Tombstone Advertisements. Following the final closing of a Transaction, the Company shall pay for the reasonable costs of placing “tombstone advertisements,” prepared in compliance with SEC Rule 134, in any publications which may be selected by TGE.

9.      Survival of Certain Provisions. The expense, indemnification, reimbursement and contribution obligations of the Company provided in Sections 4 and 7 herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Transaction described herein or (ii) any Termination or the completion or Expiration of this Agreement. TGE’s rights to compensation (which term includes all fees, amounts and/or Warrants due or which may become due) shall remain operative and in full force and effect upon each closing of a Transaction.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

10.      Notices. Notice given pursuant to any of the provisions of this Agreement shall be given in writing and shall be sent by certified mail, return receipt request or recognized overnight courier or personally delivered:

(a) if to the Company,

Dataram Corporation

P.O. BOX 7528

Princeton, New Jersey 08543-7528

Attn: John Freeman, President

and (b) if to TGE,

TriPoint Global Equities, LLC

130 West 42nd Street, 10th Fl

New York, NY 10036

Attention: Mark Elenowitz

      11.      Confidentiality. No financial advice rendered by TGE pursuant to this Agreement may be disclosed publicly in any manner without TGE’s prior written consent, except as may be required by law, regulation or court order but subject to the limitation below. If the Company is required or reasonably expects to be so required to disclose any advice, the Company shall provide TGE with prompt notice thereof so that TGE may seek a protective order or other appropriate remedy and take reasonable efforts to assure that all of such advice disclosed will be covered by such order or other remedy. Whether or not such a protective order or other remedy is obtained, the Company will and will cause its affiliates to disclose only that portion of such advice which the Company is so required to disclose. TGE shall keep the Company’s information confidential, provided however, that TGE may disclose such confidential information to qualified potential investors with the Company’s prior written consent and as may be required by applicable law or regulation.

12.      Choice of Law; Dispute Resolution.

a.      This Agreement shall be interpreted, controlled, and enforced in accordance with the substantive laws of the State of New York.

b.      Each party shall bear its own expenses in any litigation conducted under this section; provided that, in any action in which TGE seeks compensation and/or reimbursement of expenses, the Company shall reimburse TGE for all costs associated with such action (including all reasonable attorneys’ fees) and shall advance all AAA forum fees and AAA arbitrator fees.

c.      Disputes; Arbitration:

(i)      Mandatory Arbitration. All disputes arising out of or relating to this Agreement will be resolved by mandatory, binding arbitration in accordance with this Section 12(c).

(ii)      Friendly Negotiations. Before any arbitration is commenced pursuant to this Section 12(c), the Parties must endeavor to reach an amicable settlement of the dispute through friendly negotiations.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

(iii)      Commencement of Arbitration. If no mutually acceptable settlement of the dispute is made within the sixty (60) days from the commencement of settlement negotiations or if any party to this Agreement refuses to engage in any settlement negotiations, any party to this Agreement may submit the dispute for arbitration.

(iv)      Arbitration. Any arbitration commenced pursuant to this Section 12(c) will be conducted in New York, New York under the Commercial Rules of the American Arbitration Association (“AAA”) by arbitrators appointed in accordance with such rules. The arbitration will be conducted by a panel of three arbitrators, one chosen by each party to this Agreement and the third by agreement of the parties; failing agreement within 30 days of commencement of the arbitration proceeding, the AAA will appoint the third arbitrator. The proceedings will be confidential and conducted in English. The arbitral tribunal will have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a disputed matter, and its award will be final and binding on the parties. The arbitral tribunal will determine how the parties will bear the costs of the arbitration. Notwithstanding the foregoing, each party will have the right at any time to immediately seek injunctive relief, an award of specific performance or any other equitable relief against the other party in any court or other tribunal of competent jurisdiction. During the pendency of any arbitration or other proceeding relating to a dispute between the parties, the parties will continue to exercise their remaining respective rights and fulfill their remaining respective obligations under this Agreement, except with regard to the matters under dispute.

13.       Miscellaneous.

a.      This Agreement sets forth the entire agreement between the parties, supersedes and merges all prior written or oral agreements with respect to the subject matter hereof and may only be amended in writing.

b.      This Agreement may not be assigned by either party without the prior written consent of the other party.

c.      If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement.

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130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to TGE the enclosed duplicate copy of this Agreement.

TriPoint Global Equities, LLC

By:   /s/ Mark Elenowitz

Name: Mark Elenowitz

Title: Chief Executive Officer

ACCEPTED AND AGREED TO

This 29th day of August, 2013

Dataram Corporation

By:   /s/ John H. Freeman

Name: John H. Freeman

Title: President and Chief Executive Officer

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

SCHEDULE A - INDEMNITY

The Company (as defined in the Agreement to which this schedule is attached and herein referred to as the “Indemnitor”) hereto hereby agrees to indemnify and hold TGE and any of its affiliates, agents, sub-agents, directors, officers, employees and shareholders (herein referred to as an "Indemnified Party" or the “Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses ofcounsel that may be incurred in advising with respect to and/or defending any claim that may be made against an Indemnified Party, to which an Indemnified Party may become subject or otherwise involved in any capacity under any statute, at law or in equity insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by TGE hereunder or otherwise in connection with the matters referred to in the Agreement to which this is attached, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	an Indemnified Party has been negligent, acted in bad faith, engaged in misconduct, dishonest, committed any fraudulent act in the course of such performance, or have breached the Agreement to which this schedule is attached or applicable laws; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly or indirectly caused by the conduct referred to in (i).

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to an Indemnified Party or insufficient to hold them harmless, then the Indemnitor shall contribute to the amount paid or payable by an Indemnified Party as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and an Indemnified Party on the other hand but also the relative fault of the Indemnitor and an Indemnified Party, as well as any relevant equitable considerations; provided that the Indemnitor shall, in no event, contribute to the amount paid or payable by an Indemnified Party as a result of such expense, loss, claim, damage or liability, in excess of any amount over the amount of the fees received by an Indemnified Party hereunder pursuant to the Agreement to which this schedule is attached.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or an Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or an Indemnified Party and any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by an Indemnified Party, an Indemnified Party shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by it in connection therewith shall be paid by the Indemnitor as they occur unless caused pursuant to (i) or (ii) above.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Party will immediately notify the Indemnitor in writing of the commencement thereof. The Indemnitor may, in its sole discretion, assume the defense of any legal proceeding, including the retention of counsel. The Indemnitor shall not be liable under this schedule for any settlement of any legal proceeding effected without its prior written consent, which shall not be unreasonably withheld. In addition, any Indemnified Party shall not, without the prior written consent of the Indemnitor, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened legal proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not such Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from all liabilities arising out of such legal proceeding for which indemnification or contribution may be sought hereunder.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor and any Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered under the Agreement to which this schedule is attached or any termination of the authorization given by the Agreement to which this schedule is attached.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380

SCHEDULE B

Equity/equity-linked financings	Transaction Type	Cash fee %	Warrant fee %

	Registered Direct	7.0%	0.0%
Fees are calculated on each tranche.

130 West 42nd Street, 10th Fl New York, NY 10036	www.tripointglobalequities.com	Phone: 212 732 7184 Fax: 212 202 6380